File № 82-4257

BANK VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

« 3 » march 2003 г.
№ 1101/1266

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007787

03 MAR 25 AM 7:21

SUPPL

Re: Exemption № 82-4257

Dear Sir or Madam,

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank "Vozrozhdeniye" forward to you:

Totals of Special Shareholders' General Meeting of Joint stock company Bank "Vozrozhdeniye" (from protocol № 2 February 21, 2003).

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

dw 4/7

TOTALS OF THE SPECIAL SHAREHOLDERS' GENERAL MEETING OF JOINT-STOCK COMPANY BANK "VOZROZHDENIYE"
(FROM PROTOCOL № 2)
February 21, 2003

Allowed to voting bulletins were received from shareholders, possessing 8 757 563 voices that forms 77.85% from the total number of voices (11 248 753).

Data of the beginning of submitting voting bulletins to the Shareholders – the 21th January 2003.

The expiration date of the time of receiving voting bulletins – the 21th February 2003.

ON ITEM 1: About introduction of alterations and amendments into the Bank's Charter.

VOTED:

for	8 603 623
against	14 888
abstained	139 052

RESOLUTION:

1.1. To approve Alterations and Amendments # 1 introduced to the Bank's Charter.
1.2. To grant the right to sign an application for registration of Alterations and Amendments # 1 introduced into the Bank's Charter to Yuriy Mikhailovich Marinichev, the Chairman of Supervisory Council.

ON ITEM 2: About enlargement of the Bank's authorised capital through additional issue of ordinary registered shares.

VOTED:

for	8 592 909
against	23 922
abstained	140 736

RESOLUTION:

2.1. To adopt resolution on the 17th issue of the Bank's shares.
2.2. To approve the following parameters of the 17th issue:
- – 5,500,000 ordinary registered shares.
- – Method of placement – open subscription.

2.3. To carry out share placement at the following price:
- – 5.5 USD per one ordinary share if paid in foreign currency;
- – 180 ruble per one ordinary share if paid in the currency RF.

ON ITEM 3: About approval of the order of placement of ordinary registered shares of additional issue.

VOTED:

for	8 591 737
against	24 958

abstained 140 868

RESOLUTION:

3.1. To approve the order of placement of ordinary registered shares of the additional issue.

ON ITEM 4: About participation of V.Bank in Moscow Banking Union.

VOTED:

for	8 613 307
against	356
abstained	143 904

RESOLUTION:

4.1. To approve participation of V.Bank in Moscow Banking Union.
4.2. To instruct the Bank's Chairman Dmitriy Ljvovich Orlov to sign an application for membership of V.Bank in Moscow Banking Union and perform all necessary legal acts with respect to the above membership.

Alexander V. Dolgopolov
Deputy Chairman of the Board